UNITEDSTATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-37954 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: International Research Securities, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2301 Cedar Springs #150
(No. and Street)

| Dallas | TX | 75201 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gordon Peterson — 214-754-0770
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McBee & Co., PC
(Name – *if individual, state last, first, middle name*)

| 718 Paulus Ave. | Dallas | TX | 75214 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

CHECK ONE:



- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.





| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, Michael Holland _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of International Research Securities, Inc. _____, as of December 31 _____, 20 17 ____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____



Signature

CEO
_____
Title

Notary Public

Mary English
Notary Public,
State of Texas
Expires: 09/08/2019

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Operations
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

# INTERNATIONAL RESEARCH SECURITIES, INC.

Financial Statements

with

Supplemental Information

Year Ended December 31, 2017

# INTERNATIONAL RESEARCH SECURITIES, INC.

## CONTENTS



McBee & Co.

A Professional Corporation
Certified Public Accountants

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

**To the President and Board of Directors of**
**International Research Securities, Inc.**

### Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of International Research Securities, Inc. (the "Company") as of December 31, 2017, the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

### Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

718 Paulus Avenue • Dallas, Texas 75214 • 214.823.3500 • Fax 214.823.0707

## Supplemental Information

The supplemental information contained in Schedule I, Computation of Net Capital Under SEC Rule 15c3-1 and Schedule II, Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information contained in Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, and Schedule II, Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission is fairly stated, in all material respects, in relation to the financial statements as a whole.



McBee & Co, PC

We have served as International Research Securities, Inc.'s auditor since 2016.

Dallas, Texas
February 23, 2018



# INTERNATIONAL RESEARCH SECURITIES, INC.

## STATEMENT OF FINANCIAL CONDITION

### AS OF DECEMBER 31, 2017

| ASSETS | | |
|---|---|---|
| Cash and cash equivalents | $ | 36,624 |
| Commission Receivable | | 9,088 |
| Other assets | | 7,055 |
| | | |
| **TOTAL ASSETS** | **$** | **52,767** |

| LIABILITIES AND STOCKHOLDER'S EQUITY | | |
|---|---|---|
| Liabilities: | | |
| Accounts Payable | $ | 16,588 |
| | | |
| Total Current Liabilities | | 16,588 |
| | | |
| Stockholder's equity | | |
| Common stock, 100,000 shares authorized of $1.00 | | |
| par value, 11,000 shares issued and outstanding | | 11,000 |
| Additional paid-in capital | | 25,179 |
| Retained earnings | | - |
| | | |
| Total stockholder's equity | | 36,179 |
| | | |
| **TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY** | **$** | **52,767** |

The accompanying notes are an integral part of these financial statements.

## INTERNATIONAL RESEARCH SECURITIES, INC.

## STATEMENT OF OPERATIONS

## FOR THE YEAR ENDED DECEMBER 31, 2017

| | | |
|---|---|---|
| **Revenues:** | | |
| Revenue from sale of investment company shares | $ | 328,952 |
| Total Revenues | | 328,952 |
| | | |
| **Expenses: (Note 4)** | | |
| Compensation | | 287,333 |
| Regulatory fees and expenses | | 12,484 |
| Clearance | | 45 |
| Other | | 33,912 |
| Total Expenses | | 333,774 |
| | | |
| Income before taxes | | (4,822) |
| Provision for state income taxes | | - |
| | | |
| **Net Income (Loss)** | $ | (4,822) |

The accompanying notes are an integral part of these financial statements.

# INTERNATIONAL RESEARCH SECURITIES, INC.

## STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

### FOR THE YEAR ENDED DECEMBER 31, 2017

|  | Common Stock | Additional Paid-in Capital | Retained Earnings | Total |
|---|---|---|---|---|
| Balance, December 31, 2016 | $ 11,000 | $ 31,579 | $ 8,642 | $ 51,221 |
| Distribution to Stockholder | - | (6,400) | (3,820) | $ (10,220) |
| Net Loss | - | - | (4,822) | $ (4,822) |
| Balance, December 31, 2017 | $ 11,000 | $ 25,179 | $ - | $ 36,179 |

The accompanying notes are an integral part of these financial statements.

# INTERNATIONAL RESEARCH SECURITIES, INC.

## STATEMENT OF CASH FLOWS

## FOR THE YEAR ENDED DECEMBER 31, 2017

| | | |
|---|---|---:|
| **CASH FLOWS PROVIDED (USED) BY OPERATING ACTIVITIES:** | | |
| Net Income | $ | (4,822) |
| Adjustments to reconcile net income to net cash provided | | |
| (used) by operating activities: | | |
| Changes in assets and liabilities: | | |
| Decrease in receivable from broker-dealers and clearing | | |
| organizations | | 1,132 |
| Increase in other assets | | (2,340) |
| Increase in accounts payable and accrued expenses | | 4,000 |
| Increase in commissions payable | | 9,088 |
| | | |
| Net cash provided (used) by operating activities | | 7,058 |
| | | |
| **CASH FLOWS FROM INVESTING ACTIVITIES:** | | |
| | | |
| Net cash provided (used) by investing activities | | - |
| | | |
| **CASH FLOWS FROM FINANCING ACTIVITIES:** | | |
| Distribution to stockholder | | (10,220) |
| | | |
| Net cash provided (used) by financing activities | | (10,220) |
| | | |
| Net increase in cash and cash equivalents | | (3,162) |
| Cash and cash equivalents at beginning of year | | 39,786 |
| | | |
| Cash and cash equivalents at end of year | $ | 36,624 |
| | | |
| **SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:** | | |
| | | |
| Cash paid for: | | |
| Income taxes | $ | - |
| | | |
| Interest | $ | - |

The accompanying notes are an integral part of these financial statements.

## NOTE 1 – Summary of Significant Accounting Policies

### Nature of Operations and Basis of Presentation:

International Research Securities, Inc. (the "Company") is a broker-dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company operated under SEC Rule 15c3-3(d)(2)(ii), which provides that all funds and securities belonging to the Company's customers would be handled by a clearing broker-dealer, until October 19, 2016. As of October 19, 2016 the Company became exempt from SEC Rule 15c3-3 under section (k)(2)(i), and accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(i) provide that the Company will not hold customer funds or safe keep customer securities. The Company does not hold customer funds or securities. The Company's customers are located throughout the United States. The accounting and reporting policies of the Company conform to U.S. generally accepted accounting principles and to general practices within the securities industry.

In March of 2017, the Owner and Principal agreed to sell the Company to another Principal, non-owner, of the Company. Pursuant to NASD Rule 1017, FINRA granted the continuing membership application of the Company seeking approval for a change in direct ownership. As there are no changes to the Firm's existing business operations or supervisory systems, there will be no amendments to the Firm's current Membership Agreement dated October 12, 2016 and final notification of FINRA's decision concerning this filing was received on May 19, 2017.

These financial statements were approved by management and available for issuance on February 23, 2018. Subsequent events have been evaluated through this date.

### Cash and Cash Equivalents:

For purposes of reporting cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, which are not held for sale in the ordinary course of business.

### Receivables from Broker-Dealers:

Receivables from broker-dealers are generally collected in full in the month following their accrual. As such, management has not recorded an allowance for doubtful accounts on these receivables. Management records an allowance for bad debts based on a collectability review of specific accounts. Any receivables deemed uncollectible are written off against the allowance.

### Revenue Recognition:

Security transactions (and related commission revenue and expenses) are recorded on a settlement date basis, generally the third business day following the transactions. If materially different, commission income and related expense is adjusted to a trade date basis.

### Income Taxes:

The Company files as an "S" corporation for Federal income tax purposes. The Company's net income is taxed at the shareholder level rather than at the corporate level for Federal income tax purposes, and thus, no provision for Federal income taxes has been made in the accompanying financial statements. The Company is liable for income taxes in the State of Texas, subject to certain exemptions.

## NOTE 1 – Summary of Significant Accounting Policies (Continued)

### Income Taxes: (Cont.)

Any potential interest and penalty associated with a tax contingency, should one arise, would be included as a component of income tax expense in the period in which the assessment arises. The Company's federal and state income tax returns are subject to examination over various statutes of limitations generally ranging from three to five years.

### Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

## NOTE 2 – Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

At December 31, 2017, the Company had net capital of approximately $29,124 and net capital requirements of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.57 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Capital distributions to the stockholder can be made under a capital distribution policy approved by the Company's board of directors. Periodic distributions approved by the board of directors are made in order to enable the stockholder to pay federal income taxes on company profits, among other purposes.

## NOTE 3 – Exemption from Rule 15c3-3

The Company operates under the provisions of Paragraph (k)(2)(i) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(i) provide that the Company will not hold customer funds or safe keep customer securities. Under these exemptive provisions, the Computation for Determination of Reserve Requirements and the disclosure of Information Relating to Possession or Control Requirements are not required.

During the year ended December 31, 2017, in the opinion of management, the Company has maintained compliance with the conditions for the exemptions specified in paragraph (k)(2)(i) of Rule 15c3-3.

## NOTE 4 – Related Party Transactions

The Company entered into an expense-sharing agreement with an affiliate whereby the Company is provided office space, office facilities and administrative help. Under this agreement, the Company is not directly or indirectly liable for any payments to the affiliate. Expenses incurred and paid to the affiliate under the expense sharing agreement totaled $15,719 for the year ended December 31, 2017.

The Company and various related entities are under common control and the existence of that control may create operating results and financial position significantly different than if the companies were autonomous.

## NOTE 5 –Contingencies

There are currently no asserted claims or legal proceedings against the Company, however, the nature of the Company's business subjects it to various claims, regulatory examinations, and other proceedings in the ordinary course of business. The ultimate outcome of any such future action against the Company could have adverse impact on the financial condition, results of operations, or cash flows of the Company.

## NOTE 6 – Concentration of Credit Risk

The Company is engaged in brokerage activities in which it engages in investment activities with limited partnerships and limited liability companies throughout the United States. In the event the counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the company's policy to review, as necessary, the credit standing of each counter-party. The Company's financial instruments that are subject to concentrations of credit risk primarily consist of cash. The Company places its cash with one high credit quality institution. At times, such cash may be in excess of the FDIC insurance limits. The Company believes that it is not exposed to any significant risk related to cash.

## NOTE 7 – SIPC Supplemental Reporting

The Company is exempt from the filing of the SIPC Supplemental Report as net operating revenues are less than $500,000.

## NOTE 8 – Recently Issued Accounting Pronouncements

Recently issued accounting standards that have been issued or proposed by the FASB of other standards setting bodies are not expected to have a material impact on the company's financial position or results of operations. The Company plans to adopt any new standards in line with prospective timelines.

## NOTE 9 – Commitments and Contingencies

The Company had no commitments or contingencies that were required to be accrued or disclosed.

Supplemental Information

Pursuant to Rule 17a-5

of the Securities Exchange Act of 1934

as of

December 31, 2017

**INTERNATIONAL RESEARCH SECURITIES, INC.**
**Computation of Net Capital Under Rule 15c3-1**
**of the Securities and Exchange Commission**
**As of December 31, 2017**

## COMPUTATION OF NET CAPITAL

| | | |
|---|---|---|
| Total stockholder's equity qualified for net capital | $ | 36,179 |
| Add: | | |
| Other deductions or allowable credits | | - |
| Total capital and allowable subordinated liabilities | | 36,179 |
| Deductions and/or charges: | | |
| Non-allowable assets | | |
| Other assets | | (7,055) |
| Net capital before haircuts on securities positions | | 29,124 |
| Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1(f) | | - |
| Net Capital | $ | 29,124 |

## AGGREGATE INDEBTEDNESS

| | | |
|---|---|---|
| Items included in statement of financial condition: | | |
| Accounts payable | $ | 7,500 |
| Commission payable | | 9,088 |
| Total aggregate indebtedness | $ | 16,588 |

Schedule I (continued)

**INTERNATIONAL RESEARCH SECURITIES, INC.**
**Computation of Net Capital Under Rule 15c3-1**
**of the Securities and Exchange Commission**
**As of December 31, 2017**

## COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

| | | |
|---|---|---|
| Minimum net capital required (6-2/3% of total aggregate indebtedness) | $ | 1,106 |
| Minimum dollar net capital requirement of reporting broker or dealer | $ | 5,000 |
| Net capital requirement (greater of above two minimum requirement amounts) | $ | 5,000 |
| Net capital in excess of required minimum | $ | 24,124 |
| Excess net capital at 1000% | $ | 27,465 |
| Ratio: Aggregate indebtedness to net capital | | 0.57 to 1 |

## RECONCILIATION WITH COMPANY'S COMPUTATION

There are no differences in the computation of net capital under Rule 15c3-1 from the Company's computation.

**INTERNATIONAL RESEARCH SECURITIES, INC.**
**Computation for Determination of Reserve Requirements Under**
**Rule 15c3-3 of the Securities and Exchange Commission**
**As of December 31, 2017**

EXEMPTIVE PROVISIONS

The Company has claimed an exemption from Rule 15c3-3 under section (k)(2)(i). The Company has not had any transactions during the year ending December 31, 2017, relating to the possession or control of securities for which Rule 15c3-3 does not apply. There were no transactions during the year that required a reserve computation to be made. No facts came to our attention to indicate that the exemption had not been complied with during the period since the last examination.

Report of Independent Registered Public

Accounting firm on Management's

Exemption Report

 **McBee & Co.**

A Professional Corporation
Certified Public Accountants

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the President and Board of Directors of
International Research Securities, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) International Research Securities, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which International Research Securities, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(i) (the "exemption provisions") and (2) International Research Securities, Inc. stated that International Research Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year, December 31, 2017, without exception. International Research Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about International Research Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

McBee & Co., PC
Dallas, Texas
February 23, 2018

718 Paulus Avenue • Dallas, Texas 75214 • 214.823.3500 • Fax 214.823.0707

INTERNATIONAL
RESEARCH

**INTERNATIONAL RESEARCH SECURITIES, INC.**

**BROKER-DEALER ANNUAL EXEMPTION REPORT**

**DECEMBER 31, 2017**

---

International Research Securities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief the Company states the following:

International Research Securities, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k)(2)(i).

International Research Securities, Inc. met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year without exception.

**INTERNATIONAL RESEARCH SECURITIES, INC.**

I, Michael Holland, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ____________________
Michael Holland
CEO

February 23, 2018



Sheri Ann Nelson

SHERI ANN NELSON
Notary Public, State of Texas
Comm. Expires 08-03-2020
Notary ID 11025507